SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K



                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934


                    For the plan year ended December 31, 2001



                                       OR



                [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the transition period from ____ to_____


                         Commission file number 33-88010



                             WICKES INC. 401(k) PLAN
                  (formerly WICKES LUMBER COMPANY 401(k) PLAN)
                              (full title of plan)



                                   WICKES INC.
                        (formerly WICKES LUMBER COMPANY)
                               706 Deerpath Drive
                          Vernon Hills, Illinois 60061
 (Name of issuer of the securities held pursuant to the plan and address of its principal executive office)










                              REQUIRED INFORMATION

     The Wickes Lumber Company 401(k) Plan is subject to ERISA and elects to file Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA as permitted by Paragraph 4.


                               ADDITIONAL EXHIBIT

                       Exhibit
                       -------

                          A  Consent of Deloitte & Touche LLP




                                   SIGNATURES

  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan's Administrative Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                             WICKES INC. 401(k) PLAN
                             -----------------------
                                 (Name of Plan)

                               Date: June 27, 2002





                           By: / s / James A. Hopwood
                           --------------------------
                                James A. Hopwood
                               Trustee of the Plan

     Wickes Inc. 401(k) Plan
     -----------------------
     Financial Statements as of
     December 31, 2001 and 2000 and for the
     Year Ended December 31, 2001 and
     Supplemental Schedule as of December 31, 2001 and Independent Auditors' Report


Wickes Inc. 401(k) Plan

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                                               1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     December 31, 2001 and 2000                                                                            2

   Statement of Changes in Net Assets Available for Benefits for the
     Year Ended December 31, 2001                                                                          3

   Notes to Financial Statements                                                                           4-8

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Part IV, Line 4i -                                                               9
     Schedule of Assets (Held at End of Year), December 31, 2001



Note: Supplemental schedules required by the Employee Retirement Income Security
Act of 1974 not included  herein are not  applicable  to the Wickes Inc.  401(k)
Plan.


INDEPENDENT AUDITORS' REPORT
----------------------------


Wickes Inc. 401(k) Plan
Vernon Hills, Illinois

We have audited the accompanying statements of net assets available for benefits of Wickes Inc. 401(k) Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.







June 7, 2002



WICKES INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
------------------------------------------------------------------------------------------------------------------------


                                                                                       2001                2000

ASSETS:
  Investments at fair value:
    Interest-bearing cash                                                                  $ 50,148            $ 81,306
    Investments in registered investment entities:
      Fidelity Advisor Short Fixed Income Fund                                           17,944,846          15,383,206
      Fidelity Advisor Intermediate Bond Fund                                             3,702,378           2,892,130
      Fidelity Advisor High Yield Fund                                                    4,648,923           4,600,985
      Fidelity Advisor Equity Income Fund                                                15,649,940          14,663,698
      Fidelity Advisor Growth Opportunities Fund                                         10,904,134          12,515,270
      Fidelity Advisor Overseas Fund                                                      4,290,782           5,543,756
      Fidelity Advisor Equity Growth Fund                                                21,518,574          26,462,272
      Fidelity Magellan Fund                                                             13,731,151          15,809,587
      Fidelity Advisor Small Cap Fund                                                       841,057             624,455
      Spartan US Equity Index Fund                                                          775,507             553,582
    Wickes Inc. Company Stock Fund                                                          693,930             871,930
    Participant loans                                                                     2,704,129           2,692,769
                                                                                          ---------           ---------

           Total investments                                                             97,455,499         102,694,946

  Non-interest-bearing cash                                                                                       9,496

  Receivables:
    Employer contributions                                                                      192               1,151
    Employee contributions                                                                      517               1,605
                                                                                                ---               -----

           Total receivables                                                                    709               2,756
                                                                                                ---               -----

           Total assets                                                                  97,456,208         102,707,198

LIABILITIES:
  Loans to be distributed to participants                                                    19,600
  Contributions refundable to participants                                                   71,166             176,706
                                                                                             ------             -------

           Total liabilities                                                                 90,766             176,706
                                                                                             ------             -------

NET ASSETS AVAILABLE FOR BENEFITS                                                      $ 97,365,442        $102,530,492
                                                                                       ============        ============


See notes to financial statements.


WICKES INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001
------------------------------------------------------------------------------------------------------------------------


ADDITIONS:
  Contributions:
    Employer                                                                                                $ 2,062,358
    Employee                                                                                                  6,272,138
    Rollovers                                                                                                   328,342
                                                                                                                -------

           Total contributions                                                                                8,662,838

  Investment income (loss):
    Interest income                                                                                              14,319
    Interest on participant loans                                                                               223,775
    Dividends                                                                                                 2,431,963
    Net depreciation in the fair value of investments                                                       (11,317,563)
                                                                                                            -----------

           Total investment income (loss)                                                                    (8,647,506)
                                                                                                             ----------

           Total additions                                                                                       15,332

DEDUCTIONS:
  Payments to participants                                                                                   (5,170,942)
  Administrative expenses                                                                                        (9,440)
                                                                                                                 ------

           Total deductions                                                                                  (5,180,382)
                                                                                                             ----------

NET DECREASE IN PLAN ASSETS                                                                                  (5,165,050)

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year                                                       102,530,492
                                                                                                            -----------

NET ASSETS AVAILABLE FOR BENEFITS - End of year                                                            $ 97,365,442
                                                                                                           ============


See notes to financial statements.

WICKES INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN
--    -----------------------

The following description of the Wickes Inc. 401(k) Plan (the "Plan") provides only general information. Reference should be made to the plan document for a more complete description of the Plan's provisions.

General - The Plan is designed to  encourage  and assist  eligible  employees of
-------
Wickes Inc. (the "Company") who have at least one year of service and are at least 18 years of age or older to adopt a regular program of savings to provide additional security for their retirement. There were 3,257 and 2,962 employees participating in the Plan at December 31, 2001 and 2000, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions  - Under the terms of the Plan,  subject to  certain  limitations,
-------------
each participant may contribute between 2% and 15% (2% and 8% for highly compensated employees, as defined) of eligible pay through salary reduction on a before-tax basis and between 1% and 15% of pay through a payroll deduction on an after-tax basis. The total before-tax and after-tax contributions cannot exceed 15% of pay. Participants may elect to change their contribution percentages on January 1, April 1, July 1 or October 1 of any year. The contributions made by participants and the Company may not cause the Plan to violate the limitations on contributions to defined contribution plans as set forth in Section 415 of the Internal Revenue Code of 1986 (the "Code"). The Code also imposes, among other things, a dollar limitation on the amount of before-tax contributions for a calendar year. At December 31, 2001, the Plan was liable to participants for $71,166 of contributions refundable related to these limitations. Such amounts were paid in March of 2002.

The Plan provides that the Company contribute: (a) a matching amount equal to 50% of the first 5% of compensation contributed by each participant as before-tax contributions, including, in the case of a highly compensated employee, any after-tax contributions which are deemed to be before-tax contributions as defined in the Plan, but the contribution cannot exceed 5% of the participant's pay; and (b) a "Supplemental Contribution" as defined in the Plan. In addition, the Company may make an additional, discretionary Profit Sharing Bonus Contribution in an amount determined by the Board of Directors, up to 50% of the amount of matching contributions in the form of cash or Company common stock. No such discretionary contributions were made in 2001 or 2000.

Participant  Accounts  -  Each  participant's   account  is  credited  with  the
---------------------
participant's  contributions and withdrawals,  as applicable, and allocations of
(a) the Company's contributions, and (b) Plan earnings. An allocation of administrative expenses is also charged to the participants' accounts as defined by the Plan. The benefit to which the participant is entitled is the benefit that can be provided from the participant's vested account.

Withdrawals  and Loans -  Participants  may make one  withdrawal in any 12-month
----------------------
period from their after-tax account including any related earnings. Funds from before-tax savings accounts can only be withdrawn once in any six-month period in the event of a severe financial hardship and only for the amount needed to cover the financial emergency. Once in any 12-month period, a participant who has reached age 59 1/2 may withdraw all or any part of his vested account.

Participants may obtain loans from their employee contribution account, which includes before-tax and after-tax contributions, rollovers, and any related earnings thereon. Participants can borrow up to 1/2 of the value of their employee contribution account not to exceed $50,000 less the highest outstanding loan balance from the previous twelve months. The minimum loan amount is $1,000. The term of the loan can be up to five years unless the loan is for the purchase of a principal residence, in which case the term can be up to twenty years. Interest rates are based on the prime interest rate set by a national commercial banking institution. Loans are secured by the participant's employee contribution account balance.

Vesting - The participants'  before-tax and after-tax  contribution accounts are
-------
fully vested and nonforfeitable at all times. The participants' Company contribution account becomes 50% vested after two years of credited service, 75% vested after three years of credited service and 100% vested after four years of credited service. An employee earns a year of credited service for each year of employment with the Company. The participants' Company contribution account also becomes fully vested upon (a) attainment of age 65, (b) total and permanent disability, (c) death or (d) termination of the Plan.

Investment Options - Participants direct the investment of their account balance
------------------
into various investment options offered by the Plan. The Plan currently offers ten mutual funds and Wickes Inc. common stock as investment options for participants. A participant may elect to change his/her investment elections and/or to transfer between funds in multiples of 5% of his/her employee contribution account and Company contribution account on a monthly basis.

Any discretionary profit-sharing bonus contribution in the form of Company common stock shall be invested in the Wickes Inc. Company Stock Fund and is restricted until the end of the Plan year in which it was contributed. At such time, the participant may redirect such contributions to other investment fund options.

Payment  of  Benefits  -  Benefits  are  paid  to  a  participant   (or  elected
---------------------
beneficiaries) in a single distribution. Distributions must be made no later than the 60th day after the later of the close of the Plan year in which:

o The participant terminates his/her employment and elects distribution, or

o        The participant reaches age 65 after termination.

Forfeited Amounts - Terminated  participants  forfeit any nonvested  portions of
-----------------
the employer's contributions and accumulated earnings thereon at the date of termination. These forfeited amounts are applied to reduce the employer matching contributions or used to restore previously forfeited accounts. Total forfeitures approximated $52,000 for the year ended December 31, 2001.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--    ------------------------------------------

Basis of  Accounting - The financial  statements of the Plan are prepared  under
--------------------
the accrual method of accounting.

Use of Estimates - The  preparation of financial  statements in conformity  with
----------------
generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments - Investments  in securities and registered  investment
------------------------
entities are stated at fair value based on published market quotations.

Investment  Transactions  and Investment  Income - Investment  transactions  are
------------------------------------------------
accounted for on the dates purchases or sales are executed. Dividends are recognized as income on the ex-dividend date and interest is accrued as earned.

The Plan presents, in the statement of changes in net assets, the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. This amount includes $273,676 of net depreciation in the Wickes Inc. Company Stock Fund.

Payment of Benefits - Benefit payments are recorded when paid.
-------------------

Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $179,306 and $143,862 at December 31, 2001 and 2000, respectively.

Administrative  Expenses - The Plan's  expenses  are paid by the Company and the
------------------------
Plan.

3.    INVESTMENTS
--    -----------

The following investments represent 5% or more of the net assets available for benefits of the Plan at December 31, 2001 or 2000:


                                                                                     2001               2000

Fidelity Advisor Short Fixed Income Fund                                         $17,944,846        $15,383,206
Fidelity Advisor Equity Income Fund                                               15,649,940         14,663,698
Fidelity Advisor Growth Opportunities Fund                                        10,904,134         12,515,270
Fidelity Advisor Overseas Fund                                                     4,290,782          5,543,756
Fidelity Advisor Equity Growth Fund                                               21,518,574         26,462,272
Fidelity Magellan Fund                                                            13,731,151         15,809,587


During the year ended December 31, 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $11,317,563 as follows:



Fidelity Advisor Short Fixed Income Fund                                            $ 185,490
Fidelity Advisor Intermediate Bond Fund                                                59,140
Fidelity Advisor High Yield Fund                                                     (469,476)
Fidelity Advisor Equity Income Fund                                                  (970,515)
Fidelity Advisor Growth Opportunities Fund                                         (1,923,822)
Fidelity Advisor Overseas Fund                                                     (1,082,839)
Fidelity Advisor Equity Growth Fund                                                (4,768,989)
Fidelity Magellan Fund                                                             (1,956,606)
Fidelity Advisor Small Cap Fund                                                       (23,420)
Spartan US Equity Index Fund                                                          (92,850)
Wickes Inc. Company Stock Fund                                                       (273,676)
                                                                                     --------

                                                                                 $(11,317,563)
                                                                                 ============



4.       NONPARTICIPANT-DIRECTED INVESTMENTS
--       -----------------------------------

Discretionary profit-sharing bonus contributions in the form of Company common stock are restricted to the Wickes Inc. Company Stock Fund until the end of the Plan year in which it was contributed, at which point the participant can redirect such contributions to other investment fund options. All other funds within the Wickes Inc. Company Stock Fund are participant-directed investments.

For the years ended December 31, 2001 and 2000, there were no profit-sharing bonus contributions made in this manner by the Company into the Wickes Inc. Company Stock Fund.

5.    TAX STATUS
--    ----------

The Internal Revenue Service ("IRS") has determined and informed the Company by letter, dated May 24, 1995, that the Plan, including all amendments adopted on December 22, 1994, is qualified and the trust established under the Plan is tax-exempt as designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has subsequently been amended; however, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no tax provision has been included in the Plan's financial statements.

6.    TERMINATION OF THE PLAN
--    -----------------------

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time for any reason, subject to the provisions of ERISA. Upon termination of the Plan, all participants will become fully vested in their accounts and entitled to a distribution.

7.    RISKS AND UNCERTAINTIES
--    -----------------------

The Plan provides for various investment options in any combination of interest-bearing cash, shares of registered investment companies, and shares of common stock. The investments of the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

8.       RELATED PARTY TRANSACTIONS
--       --------------------------

The Plan's investments include common stock of the Plan's sponsor, Wickes, Inc.



9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
--    ---------------------------------------------------

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                                                 December 31
                                                                                           2001                2000

Net assets available for benefits per the financial statements                        $ 97,365,442         $102,530,492
Amounts allocated to withdrawing participants for 2001                                    (179,306)            (143,862)
                                                                                          --------             --------

Net assets available for benefits per Form 5500                                       $ 97,186,136         $102,386,630
                                                                                      ============         ============



The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                                Year Ended
                                                                                            December 31, 2001


Benefits paid to participants per the financial statements                                         $5,170,942
Amounts allocated to withdrawing participants - beginning of year                                  $ (143,862)
Amounts allocated to withdrawing participants - end of year                                           179,306
                                                                                                      -------

Benefits paid to participants per Form 5500                                                        $5,206,386
                                                                                                   ==========




Amounts allocated to withdrawing participants are recorded on the Form 5500 as benefit claims payable, which represent claims processed and approved for payment prior to December 31 but have not yet been paid as of that date.

                                  ******




[WICKES INC. 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001
--------------------------------------------------------------------------------



                                                              Description of                Fair
                  Identity of Issue                             Investment                 Value               Cost



INTEREST-BEARING CASH:
  Fidelity Daily Money Market                                  Money market                     $ 40,564
  PaineWebber Retirement Money Fund                            Money market                        9,584

INVESTMENTS IN REGISTERED
  INVESTMENT ENTITIES:
  Fidelity Advisor Short Fixed Income Fund                     Mutual fund                    17,944,846
  Fidelity Advisor Intermediate Bond Fund                      Mutual fund                     3,702,378
  Fidelity Advisor High Yield Fund                             Mutual fund                     4,648,923
  Fidelity Advisor Equity Income Fund                          Mutual fund                    15,649,940
  Fidelity Advisor Growth Opportunities Fund                   Mutual fund                    10,904,134
  Fidelity Advisor Overseas Fund                               Mutual fund                     4,290,782
  Fidelity Advisor Equity Growth Fund                          Mutual fund                    21,518,574
  Fidelity Magellan Fund                                       Mutual fund                    13,731,151
  Fidelity Advisor Small Cap Fund                              Mutual fund                       841,057
  Spartan US Equity Index Fund                                 Mutual fund                       775,507

WICKES INC. COMPANY STOCK FUND                                Company stock,
                                                               225,518 shares                    693,930       $1,142,531

PARTICIPANT LOANS                                           Participant loans,
                                                              5.83% - 11.02%
                                                             maturing 2001-2021                2,704,129
                                                                                               ---------

TOTAL INVESTMENTS                                                                          $  97,455,499
                                                                                            ============



Note: Cost information is not required for participant-directed investments and is therefore omitted from this schedule.

INDEPENDENT AUDITORS' CONSENT
-----------------------------

We consent to the incorporation by reference in Registration Statement No. 33-88010 of Wickes Inc. on Form S-8 of our report dated June 7, 2002, appearing in this Annual Report on Form 11-K of the Wickes Inc. 401(k) Plan for the year ended December 31, 2001.



/s/ Deloitte & Touche LLP
-------------------------
Chicago, Illinois
June 26, 2002